

02007424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Collins & McIlhenny, Inc.

OFFICIAL USE ONLY
43338
FIRM ID. NO.

RECEIVED MAR 01 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Lakeridge Drive
(No. and Street)

The Woodlands (City) Texas (State) 77381 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Patrick Collins (281) 367-3456
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — *if individual, state last, first, middle name*)

One Leadership Square 211 N.Robinson, Suite 1200 Oklahoma City, Oklahoma 73102
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Patrick Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collins & McIlhenny, INc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature J. Patrick Collins

President

Title



Notary Public


DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003
NOTARY PUBLIC
STATE OF TEXAS

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. **N/A**
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. **N/A**
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. **N/A**
- ☐ (l) An Oath or Affirmation. **N/A**
- ☐ (m) A copy of the SIPC Supplemental Report. **N/A**
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. **N/A**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial statements, schedules and report of independent certified public accountants

Collins & McIlhenny, Inc.

December 31, 2001 and 2000

Report of Independent Certified Public Accountants

Board of Directors
Collins & McIlhenny, Inc.

We have audited the statements of financial condition of Collins & McIlhenny, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collins & McIlhenny, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, referred to above, taken as a whole. The following supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission:

- Computation of Net Capital Under Rule 15c3-1 (Schedule 1)
- Compliance with Rule 15c3-3 (Schedule 2)

These schedules have been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Oklahoma City, Oklahoma
February 6, 2002

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.272.9791
F 405.272.0374
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Collins & McIlhenny, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS	2001	2000
Cash	$ 70,532	$ 6,935
Furniture and office equipment, less accumulated depreciation of $15,223 in 2001 and $11,840 in 2000	2,777	6,160
Securities owned	3,300	3,300
Prepaid expenses	275	-
	$ 76,884	$ 16,395

STOCKHOLDER'S EQUITY	2001	2000
Common stock - $.01 par value; authorized, 1,000 shares; issued and outstanding, 500 shares	$ 5	$ 5
Additional contributed capital	53,157	52,157
Retained earnings (accumulated deficit)	23,722	(35,767)
	$ 76,884	$ 16,395

The accompanying notes are an integral part of these statements.

Collins & McIlhenny, Inc.

STATEMENTS OF OPERATIONS

Year ended December 31,

	2001	2000
Revenue		
Advisory fees	$ 98,425	$ -
Expenses		
General and administrative	12,630	3,701
Consulting fees	1,234	2,949
Depreciation and amortization	3,383	3,383
	17,247	10,033
NET INCOME (LOSS)	$ 81,178	$ (10,033)

The accompanying notes are an integral part of these statements.

Collins & McIlhenny, Inc.

STATEMENT OF STOCKHOLDER'S EQUITY

Years ended December 31, 2001 and 2000

	Common stock		Additional contributed capital	Retained earnings (accumulated deficit)	Total stockholder's equity
	Shares	Amount			
Balances at January 1, 2000	500	$ 5	$ 45,908	$(25,734)	$ 20,179
Capital contribution	-	-	6,249	-	6,249
Net loss	-	-	-	(10,033)	(10,033)
Balances at December 31, 2000	500	5	52,157	(35,767)	16,395
Capital contribution	-	-	1,000	-	1,000
Distributions	-	-	-	(21,689)	(21,689)
Net income	-	-	-	81,178	81,178
Balances at December 31, 2001	500	$ 5	$ 53,157	$ 23,722	$ 76,884

The accompanying notes are an integral part of this statement.

Collins & McIlhenny, Inc.

STATEMENTS OF CASH FLOWS

Year ended December 31,

	2001	2000
Cash flows from operating activities		
Net income (loss)	$ 81,178	$ (10,033)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation	3,383	3,383
Change in prepaid expenses	(275)	-
Net cash provided by (used in) operating activities	84,286	(6,650)
Cash flows from investing activities		
Purchase of securities	-	(3,300)
Cash flows from financing activities		
Capital contributions	1,000	6,249
Distributions	(21,689)	-
Net cash provided by (used in) financing activities	(20,689)	6,249
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	63,597	(3,701)
Cash and cash equivalents at beginning of year	6,935	10,636
Cash and cash equivalents at end of year	$ 70,532	$ 6,935

The accompanying notes are an integral part of these statements.

Collins & McIlhenny, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Collins & McIlhenny, Inc. (the Company) is registered with the Securities and Exchange Commission as a securities broker/dealer. The Company's primary activity is investment banking. The Company was formed on March 28, 1997 and was in the development stage through December 31, 2000. The year 2001 is the first year during which it is considered an operating company.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Cash Equivalents

All highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

2. Securities Owned

Securities owned are carried at estimated fair value.

3. Depreciation and Amortization

Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Furniture and equipment are being depreciated by the straight-line method over their estimated useful lives of five to seven years.

4. Income Taxes

Taxable income or loss from the operations of the Company is reported in the personal tax returns of the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code.

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period; accordingly, actual results could differ from those estimates.

NOTE B - ADVISORY FEES

During 2001, the Company entered into an agreement under which it provided advisory services in connection with development of a partnership among certain oil and gas entities. Revenues for 2001 consist entirely of fees received under this agreement.

NOTE C - NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such rule. Under this rule, the Company's "aggregate indebtedness," as defined, cannot exceed 1500% of its "net capital," as defined, and net capital must be no less than $5,000. Net capital and the related percentage may fluctuate on a daily basis. At December 31, 2001 and 2000, net capital was $70,532 and $6,935, respectively, and the percentage of aggregate indebtedness to net capital was 0% and 0%, respectively. Excess net capital was $65,532 and $1,935 at December 31, 2001 and 2000, respectively.

NOTE D - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at December 31, 2001 and 2000, or at any time during the years then ended.

Collins & McIlhenny, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31,

	2001	2000
Aggregate indebtedness	$ -	$ -
Net capital		
Stockholder's equity	$ 76,884	$ 16,395
Deductions and/or charges		
Securities owned	(3,300)	(3,300)
Furniture and office equipment	(2,777)	(6,160)
Prepaid expenses	(275)	-
	(6,352)	(9,460)
Net capital	70,532	6,935
Required net capital	5,000	5,000
Excess net capital	$ 65,532	$ 1,935
Percentage of aggregate indebtedness to net capital	0%	0%

Note: There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2001.

Schedule 2

Collins & McIlhenny, Inc.

COMPLIANCE WITH RULE 15c3-3

December 31, 2001 and 2000

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(i).

Independent certified public accountants' report on internal accounting controls

Collins & McIlhenny, Inc.

December 31, 2001

Grant Thornton

Accountants and Management Consultants

Report of Independent Certified Public Accountants

Board of Directors
Collins & McIlhenny, Inc.

In planning and performing our audit of the financial statements of Collins & McIlhenny, Inc. for the year ended December 31, 2001, we considered its internal controls in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Collins & McIlhenny, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.272.9791
F 405.272.0374
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Oklahoma City, Oklahoma
February 6, 2002